Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Pharmaceuticals Ltd Granted Muparfostat (PI-88) patent in Europe

19 May 2010. The Directors of Progen Pharmaceuticals Limited (ASX:PGL, NASDAQ :PGLA) today announced the granting of a European patent for the Preparation and Use of Sulfated Oligosaccharides which includes Muparfostat (PI-88).

Progen Pharmaceuticals Limited has an exclusive worldwide license to this technology and recently announced a Non Binding Letter of Intent to sublicense this to Medigen Biotech.Corp.

Historically, PI-88 was the result of a fully funded research collaboration with Professor Chris Parish’s group at the John Curtin School of Medical Research at The Australian National University (ANU).

The patent number is 0837683. The applicant for the patent is the Australian National University. The term of the patent is 20 years from the date of application - April 1996, and will expire in April 2016.

Muparfostat (PI-88) is one of a new class of multi-targeted cytostatic cancer therapeutics. It is a novel anti-cancer compound with a first-in-class mechanism as a heparan sulfate mimetic. Its anti-tumor activity is based on inhibition of two biological processes — angiogenesis (the growth of new blood vessels) and metastasis (the spread of cancer to other sites) — critical to the growth and progression of cancer.

“Europe is a major pharmaceutical market and the granting of this patent provides additional coverage in this important market,” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.